Exhibit 99.1

NWTN Receives Nasdaq Staff Delisting Determination for Non-Compliance with Listing Rule 5250(c)(1)

DUBAI, United Arab Emirates, May 28, 2025 (GLOBE NEWSWIRE) -- NWTN Inc. (Nasdaq: NWTN), a Dubai-headquartered Intelligent New Energy Vehicles (NEV) and smart technology company (“NWTN” or the “Company”), today announced that it received a determination notice from the staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) with the Securities and Exchange Commission (the “SEC”) and comply with Nasdaq Listing Rule 5250(c)(1), the Company’s securities will be delisted from Nasdaq in accordance with Nasdaq Listing Rule 5814(d)(4)(B) (the “Delisting Determination”). Unless the Company requests an appeal of the delist determination by May 28, 2025, trading of the Company’s ordinary shares and warrants will be suspended at the opening of business on May 30, 2025 and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq.

The Delisting Determination does not result in the immediate suspension of trading or delisting of the Company’s securities, and the Company has requested (i) a hearing to appeal the Delisting Determination and (ii) an extended stay of the trading suspension until a Nasdaq Hearings Panel has rendered a decision on the appeal. There can be no assurance that the Nasdaq Hearings Panel will grant the Company’s request for continued listing or stay the suspension of the Company’s securities.

The Company recognizes that trust is earned through transparency and adherence to robust standards, and that its shareholders deserve consistent and transparent financial disclosures. The Company is committed to implementing an enhanced governance framework that delivers timely and accurate reporting. The Company filed its Annual Report for the fiscal year ended December 31, 2023 on April 28, 2025 and its interim report for the six months ended June 30, 2024 on May 12, 2025, and it is working diligently to file the 2024 Annual Report as soon as practicable. However, there can be no assurance that the Company will be able to regain compliance with this requirement or will otherwise maintain compliance with other Nasdaq listing criteria.

ABOUT NWTN

NWTN is a global innovator in smart EVs, green energy solutions, and autonomous driving technologies, headquartered in Dubai, UAE. For further information, please visit: https://www.nwtnmotors.com.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information. These forward-looking statements include, but are not limited to, NWTN’s expectations as to the filing of the 2024 Annual Report, compliance with the Nasdaq Listing Rules and NWTN’s ability to regain compliance.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to risks that (i) the requests for a Hearings Panel hearing and an extended stay of the suspension may not be granted, (ii) even if a Panel hearing is granted, the Hearings Panel may agree with the Delisting Determination and NWTN’s securities may be removed from listing and registration on Nasdaq, (iii) NWTN may not be able to maintain compliance with any other applicable listing requirements, and face delisting, and (iv) the other risk factors contained in NWTN’s filings with the SEC, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and NWTN assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT

Investor Relationships

Email: pr@nwtn.ae